         ==============================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               ---------------------------------------------------


                                    FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]


                     For the fiscal year ended June 30, 1996

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

                  For the transition period from _____ to _____

                          Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WESTERN DIGITAL CORPORATION
                            8105 Irvine Center Drive
                            Irvine, California 92618

                                  INTRODUCTION

         Western Digital Corporation (the "Company") has established the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan"). The Plan is a cash or deferred arrangement plan intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION

I.       Financial Statements:

         These statements are listed in the Index to the Financial Statements.

II.      Exhibits:

         Consent of Independent Auditors.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         WESTERN DIGITAL CORPORATION
                                         SAVINGS AND PROFIT SHARING PLAN


Date:  December 23, 1996                 By: /s/ DUSTON M. WILLIAMS
       -----------------                     ----------------------
                                             Duston M. Williams
                                             Chairman of the Retirement
                                             Plan Committee

                           WESTERN DIGITAL CORPORATION
                         SAVINGS AND PROFIT SHARING PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                           Page
                                                                                           ----
Independent Auditors' Report..........................................................         5

Statements of Net Assets Available for Plan Benefits as of June 30, 1996 and 1995.....         6

Statements of Changes in Net Assets Available for Plan Benefits for the years ended
  June 30, 1996 and 1995..............................................................         7

Notes to Financial Statements.........................................................      8-17

Schedule I -- Item 27a -- Schedule of Assets Held for Investment Purposes.............        18

Schedule II -- Item 27d -- Schedule of Reportable Transactions........................        19

Schedules of Prohibited Transactions, Obligations in Default and Leases in Default are not included herein because there were no such transactions during the period.

                          INDEPENDENT AUDITORS' REPORT



Retirement Plan Committee
Western Digital Corporation Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan") as of June 30, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended, as listed in the accompanying index. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Savings and Profit Sharing Plan as of June 30, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       KPMG PEAT MARWICK LLP

Orange County, California
November 27, 1996

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)

                                                                            June 30,
                                                                     ---------------------
                                                                       1996          1995
                                                                     -------       -------
Assets
     Investments, at current value: (Notes 1, 2, 4 and 5)
          Debt and equity securities ...........................     $83,530       $58,290
          Participant loans ....................................       3,898         2,684
                                                                     -------       -------
               Total investments ...............................      87,428        60,974
     Cash and cash equivalents .................................          17            --

     Receivables (Notes 2 and 3)
          Participants' contributions ..........................         497         1,214
          Employer's contribution ..............................         167           390
          Employer's profit sharing contribution ...............       4,552         5,810
                                                                     -------       -------
               Total assets ....................................     $92,661       $68,388
                                                                     =======       =======

Net assets available for Plan benefits:
          Available to terminated participants .................     $23,113       $ 7,367
          Available to continuing participants .................      69,548        61,021
                                                                     -------       -------
               Net assets available for Plan benefits ..........     $92,661       $68,388
                                                                     =======       =======


   The accompanying notes are an integral part of these financial statements.

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)


                                                            Year ended June 30,
                                                          ----------------------
                                                            1996           1995
                                                          -------        -------
Additions to net assets:
     Participants' contributions ....................     $10,447        $ 8,197
     Employer's contributions .......................       2,460          2,263
     Employer's profit sharing contributions ........       4,552          5,810
     Interest and dividend income ...................       7,689          1,800
     Realized/unrealized gain .......................       4,269          7,396
                                                          -------        -------
          Total additions ...........................      29,417         25,466

Deductions from net assets:
     Participant distributions paid .................       5,144          3,123
                                                          -------        -------

          Increase in net assets available
              for Plan benefits .....................      24,273         22,343
Net assets available for Plan benefits at
       beginning of year ............................      68,388         46,045
                                                          -------        -------
Net assets available for Plan benefits at
       end of year ..................................     $92,661        $68,388
                                                          =======        =======


   The accompanying notes are an integral part of these financial statements.

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation

         The accompanying financial statements of the Western Digital Corporation Savings and Profit Sharing Plan (the "Plan") have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1996 and 1995 and changes in net assets available for Plan benefits for the years ended June 30, 1996 and 1995.

         Valuation of Investments

         Investments in marketable securities and common stock traded on national security exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 1996 and 1995, the Plan held investments in mutual funds, which are reported at fair market value. Cash and cash equivalents are valued at cost plus accrued interest which approximates market. Participant loans are carried at their contract value which approximates fair market value.

         Income Tax Status

         The Internal Revenue Service ("IRS") is currently reviewing the Plan's application for a determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it believes that the Plan was qualified and the trust was tax-exempt as of June 30, 1996.

(2)      DESCRIPTION OF THE PLAN

         General

         The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Contributions

         All U.S. based employees of the Company are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in eleven funds, provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the Plan, which are limited to 5% of the participant's compensation. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

         Investments


         Participants designate their contributions, and those made by the Company, for investment in any or all of the following funds:


               Fund                           Investment Strategy
               ----                           -------------------

         Puritan Fund         The Puritan Fund purchases shares in the Fidelity
                              Puritan Mutual Fund, which invests primarily in common stock, preferred stock and bonds of corporations with an emphasis on growth.

         Disciplined          The Disciplined Equity Fund purchases shares in
         Equity Fund          the Fidelity Disciplined Equity Mutual Fund, which
                              invests primarily in domestic common stocks that are considered undervalued compared to industry norms.

         Blue Chip Fund       The Blue Chip Fund purchases shares in the
                              Fidelity Blue Chip Mutual Fund, which invests primarily in common stock of well-known and established companies.

         Magellan Fund        The Magellan Fund purchases shares in the Fidelity
                              Magellan Mutual Fund, which invests primarily in common stock and securities convertible into common stock of corporations with an emphasis on capital appreciation.

         Stable Value Fund    The Stable Value Fund purchases shares in the T.
                              Rowe Price Stable Value Mutual Fund, which invests primarily in guaranteed investment contracts
                              ("GICs"), bank investment contracts ("BICs") and structured investment contracts ("SICs").

         Western Digital      The Western Digital Common Stock Fund invests in
         Common Stock Fund    the Company's common stock.

         International        The International Stock Fund purchases shares in
         Stock Fund           the T. Rowe Price International Stock Mutual Fund,
                              which invests primarily in common stock of well-established, non-U.S. corporations.

         Small-Cap Value      The Small-Cap Value Fund purchases shares in the
         Fund                 T. Rowe Price Small-Cap Value Mutual Fund, which
                              invests primarily in common stock of corporations with a market value of $500 million or less that appear undervalued compared to industry norms.

         Science &            The Science and Technology Fund purchases shares
         Technology Fund      in the T. Rowe Price Science and Technology Mutual
                              Fund, which invests primarily in common stock of companies expected to benefit from the development, advancement, and use of science and technology.

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                                   (continued)


               Fund                         Investment Strategy
               ----                         -------------------

         Equity Income Fund   The Equity Income Fund purchases shares in the T.
                              Rowe Price Equity Income Mutual Fund, which invests primarily in dividend-paying common stock, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

         Spectrum Income      The Spectrum Income Fund purchases shares in the
         Fund                 T. Rowe Price Spectrum Income Mutual Fund, which
                              invests primarily in a diversified group of T.
                              Rowe Price mutual funds which, in turn, invest principally in fixed income securities.


         As of June 30, 1996, all of the Plan's assets were invested in mutual funds, Western Digital common stock, cash and cash equivalents or participant loans. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

         Change in Trustee

         On June 1, 1995, T. Rowe Price Trust Company ("TRP") replaced First Interstate Bank ("FIB") as trustee of the Plan's assets and all of the Plan's assets were transferred to TRP. On the same day, the Fixed Interest Fund was closed and all of the Fund's assets were transferred to the Stable Value Fund. In addition, seven new mutual fund options were offered by the Plan, increasing the participants' investment options to eleven. No interfund transfers were allowed from June 1, 1995 through July 5, 1995. Employee and employer contributions for the month of June and employer profit sharing contributions were received by TRP after July 5, 1995 and were invested in any or all of the eleven remaining investment options in accordance with the participants' elections. These amounts are reflected as receivables in the statement of net assets available for Plan benefits at June 30, 1995.

         Participant Loans

         Loans can be made to a participant up to an amount equal to the lesser of $50,000 or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 1996 ranged from 7% to 10%.

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


         Participant Accounts

         A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.

         Payment of Benefits

         Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

         Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

         Vesting

         Participants are at all times one hundred percent vested in the value of their voluntary contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. For information concerning the vesting of employer profit sharing contributions, see
         Note 3. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

         Administration of the Plan

         The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by
         T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

         (3)     PROFIT SHARING FEATURE

         The Company adopted an annual profit sharing feature effective beginning with the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company's fiscal year are eligible to participate in the profit sharing. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant's allocation of the Company's profit sharing contribution is deposited into an individual profit sharing account established under the Plan (4.7% and 6% of eligible fiscal year compensation in 1996 and 1995, respectively) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Beginning on June 1, 1995, participants became one hundred percent vested in their profit sharing accounts. Prior to June 1, 1995, a participant became fully vested in the Company's profit sharing contributions and earnings thereon after five years of service (as defined in the Plan), or upon

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


         retirement (at normal retirement age), permanent disability or death. Benefits are generally payable following retirement, disability, death, hardship or termination of employment.

         During 1996 and 1995, the Company authorized 6.5% and 8%, respectively, of defined pre-tax profits to be allocated to the participants. In 1996 and 1995, the Company contributed $4,552,101 and $5,810,379, respectively, as profit sharing to the Plan.

(4)      INVESTMENTS

         The Plan's investments consist of the following at June 30, 1996 (in thousands):

                                                                  Shares                     Current
                                                                    Held          Cost         Value
                                                                  ------       -------       -------
         Puritan Fund:
            Fidelity Puritan Mutual Fund.........................    759       $12,432       $13,421

         Disciplined Equity Fund:
            T. Rowe Price Disciplined Equity Mutual Fund.........     34           752           754

         Blue Chip Fund:
            Fidelity Blue Chip Mutual Fund.......................     69         2,192         2,227

         Magellan Fund:
            Fidelity Magellan Mutual Fund........................    306        24,237        22,910

         Stable Value Fund:
            T. Rowe Price Stable Value Mutual Fund............... 18,788        18,788        18,788

         Western Digital Common Stock Fund.......................    478         6,359        12,484

         International Stock Fund:
            T. Rowe Price International Stock Mutual Fund........     99         1,245         1,324

         Small-Cap Value Fund:
            T. Rowe Price Small-Cap Value Mutual Fund............    110         1,909         2,040

         Science & Technology Fund:
            T. Rowe Price Science & Technology Mutual Fund.......    192         5,969         5,907

         Equity Income Fund:
            T. Rowe Price Equity Income Mutual Fund..............    151         2,966         3,190

         Spectrum Income Fund:
            T. Rowe Price Spectrum Income Mutual Fund............     44           488           485

         Western Digital Participant Loans.......................     --         3,898         3,898
                                                                               -------       -------

                                                                               $81,235       $87,428
                                                                               =======       =======

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)



         The Plan's investments consist of the following at June 30, 1995 (in thousands):

                                                          Shares                     Current
                                                            Held          Cost         Value
                                                          ------       -------       -------
         Puritan Fund:
            Fidelity Puritan Mutual Fund.................    716       $11,006       $11,570

         Magellan Fund:
            Fidelity Magellan Mutual Fund................    238        16,065        19,878

         Stable Value Fund:
            T. Rowe Price Stable Value Mutual Fund....... 18,109        18,109        18,109

         Western Digital Common Stock Fund...............    499         4,417         8,733

         Western Digital Participant Loans...............     --         2,684         2,684
                                                                       -------       -------

                                                                       $52,281       $60,974
                                                                       =======       =======

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


(5)      NET ASSETS AND CHANGES IN NET ASSETS BY FUND

         The net assets at June 30, 1996 and 1995 and changes in net assets for the years ended June 30, 1996 and 1995, allocated to the separate investment funds are shown below.

         Net assets available for Plan benefits by fund (in thousands):


                                                                           June 30, 1996
                                      ------------------------------------------------------------------------------------------
                                                     Disci-                                                Western        Inter-
                                                     plined         Blue                      Stable       Digital      national
                                       Puritan       Equity         Chip      Magellan         Value        Common         Stock
                                          Fund         Fund         Fund          Fund          Fund    Stock Fund          Fund
                                      --------     --------     --------      --------      --------      --------      --------
Assets
  Investments, at current value....   $ 13,421     $    754     $  2,227      $ 22,910      $ 18,788      $ 12,484      $  1,324
  Cash and cash equivalents........         --           --            2            --             2            --             7
  Receivables
   Participants' contributions.....         78            7           29           119            93            43            14
   Employer's contribution.........         27            2            9            40            33            15             5
   Employer's profit sharing
     contribution..................        611           51          190           921         1,434           424            93
                                      --------     --------     --------      --------      --------      --------      --------
                                        14,137          814        2,457        23,990        20,350        12,966         1,443
  Interfund receivable(payable)....        (14)          (1)          (4)          (21)           71            (9)           (3)
                                      --------     --------     --------      --------      --------      --------      --------
Net assets available for
  Plan benefits....................   $ 14,123     $    813     $  2,453      $ 23,969      $ 20,421      $ 12,957      $  1,440
                                      ========     ========     ========      ========      ========      ========      ========


                                                 June 30, 1996 (continued)
                                    -----------------------------------------------------------------------------------
                                    Small-Cap      Science &         Equity       Spectrum
                                        Value     Technology         Income         Income    Participant         Total
                                         Fund           Fund           Fund           Fund          Loans          Plan
                                    ---------     ----------        -------       --------    -----------       -------
Assets
  Investments, at current value....   $ 2,040        $ 5,907        $ 3,190        $   485        $ 3,898       $87,428
  Cash and cash equivalents........        --              6             --             --             --            17
  Receivables
   Participants' contributions.....        19             61             26              8             --           497
   Employer's contribution.........         6             19              8              3             --           167
   Employer's profit sharing
     contribution..................       141            429            190             68             --         4,552
                                      -------        -------        -------        -------        -------       -------
                                        2,206          6,422          3,414            564          3,898        92,661
  Interfund receivable(payable)....        (4)           (10)            (4)            (1)            --            --
                                      -------        -------        -------        -------        -------       -------
Net assets available for
  Plan benefits....................   $ 2,202        $ 6,412        $ 3,410        $   563        $ 3,898       $92,661
                                      =======        =======        =======        =======        =======       =======

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)


         Net assets available for Plan benefits by fund (in thousands):

                                                                            June 30, 1995
                                      ----------------------------------------------------------------------------------------
                                                     Disci-                                               Western       Inter-
                                                     plined         Blue                      Stable      Digital     national
                                       Puritan       Equity         Chip      Magellan         Value       Common        Stock
                                          Fund         Fund         Fund          Fund          Fund   Stock Fund         Fund
                                      --------     --------     --------      --------      --------   ----------     --------
Assets
  Investments, at current value.....  $ 11,570     $     --     $     --      $ 19,878      $ 18,109     $  8,733     $     --
  Receivables
   Participants' contributions......       277            3           18           380           345          114            6
   Employer's contribution..........        90            1            5           119           113           39            2
   Employer's profit sharing
     contribution...................     1,072           16           75         1,481         2,266          554           29
                                      --------     --------     --------      --------      --------     --------     --------
                                        13,009           20           98        21,858        20,833        9,440           37
  Interfund receivable(payable).....        (6)           1            3           (19)            4            5            1
                                      --------     --------     --------      --------      --------     --------     --------
Net assets available for
  Plan benefits.....................  $ 13,003     $     21     $    101      $ 21,839      $ 20,837     $  9,445     $     38
                                      ========     ========     ========      ========      ========     ========     ========


                                                                   June 30, 1996 (continued)
                                    -----------------------------------------------------------------------------------
                                    Small-Cap      Science &         Equity       Spectrum
                                        Value     Technology         Income         Income    Participant         Total
                                         Fund           Fund           Fund           Fund          Loans          Plan
                                    ---------     ----------        -------       --------    -----------       -------
Assets
  Investments, at current value.....  $    --        $    --        $    --        $    --        $ 2,684       $60,974
  Receivables
   Participants' contributions......        7             42             15              7             --         1,214
   Employer's contribution..........        2             12              5              2             --           390
   Employer's profit sharing
     contribution...................       36            176             68             37             --         5,810
                                      -------        -------        -------        -------        -------       -------
                                           45            230             88             46          2,684        68,388
  Interfund receivable(payable).....        1              7              2              1             --            --
                                      -------        -------        -------        -------        -------       -------
Net assets available for
  Plan benefits.....................  $    46        $   237        $    90        $    47        $ 2,684       $68,388
                                      =======        =======        =======        =======        =======       =======

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)

     Changes in net assets available for Plan benefits by fund (in thousands):


                                                                              Year ended June 30, 1996
                                             ---------------------------------------------------------------------------------------
                                                            Disci-                                              Western       Inter-
                                                            plined          Blue                    Stable      Digital     national
                                              Puritan       Equity          Chip     Magellan        Value       Common        Stock
                                                 Fund         Fund          Fund         Fund         Fund   Stock Fund         Fund
                                             --------     --------      --------     --------     --------   ----------     --------
Additions to net assets:
  Participants' contributions.............   $  1,494     $    255      $    541     $  2,488     $  2,465     $    788     $    197
  Employer's contributions................        413           32           103          644          593          233           41
  Employer's profit sharing
    contribution..........................        611           51           190          921        1,434          424           93
  Interest and dividend income............        721           45            94        4,826        1,104           (3)          16
  Realized/unrealized gain (loss).........      1,127           (1)           31       (2,319)          --        4,987           82
                                             --------     --------      --------     --------     --------     --------     --------
     Total additions......................      4,366          382           959        6,560        5,596        6,429          429
                                             --------     --------      --------     --------     --------     --------     --------

Deductions from net assets:
  Participant distributions paid..........        835           19            39        1,641        2,335          853           70
  Net forfeitures transferred
   out (in)...............................          6            2             4           (3)         (51)          14            4
                                             --------     --------      --------     --------     --------     --------     --------
     Total deductions.....................        841           21            43        1,638        2,284          867           74
                                             --------     --------      --------     --------     --------     --------     --------

Net interfund transfers...................     (2,405)         431         1,436       (2,792)      (3,728)      (2,050)       1,047
                                             --------     --------      --------     --------     --------     --------     --------

Increase (decrease) in net assets
     available for Plan benefits..........      1,120          792         2,352        2,130         (416)       3,512        1,402
Net assets available for Plan benefits at:
   Beginning of year......................     13,003           21           101       21,839       20,837        9,445           38
                                             --------     --------      --------     --------     --------     --------     --------
   End of year............................   $ 14,123     $    813      $  2,453     $ 23,969     $ 20,421     $ 12,957     $  1,440
                                             ========     ========      ========     ========     ========     ========     ========


                                                                 Year ended June 30, 1996 (continued)
                                            --------------------------------------------------------------------------------
                                            Small-Cap      Science &        Equity      Spectrum
                                                Value     Technology        Income        Income    Participant        Total
                                                 Fund           Fund          Fund          Fund          Loans         Plan
                                            ---------     ----------       -------      --------    -----------      -------
Additions to net assets:
  Participants' contributions.............    $   315        $ 1,104       $   573       $   227        $    --      $10,447
  Employer's contributions................         53            222            88            38             --        2,460
  Employer's profit sharing
    contribution..........................        141            429           190            68             --        4,552
  Interest and dividend income............         37            418           116            25            290        7,689
  Realized/unrealized gain (loss).........        145            (24)          243            (2)            --        4,269
                                              -------        -------       -------       -------        -------      -------
     Total additions......................        691          2,149         1,210           356            290       29,417
                                              -------        -------       -------       -------        -------      -------

Deductions from net assets:
  Participant distributions paid..........         32            149            80            15           (924)       5,144
  Net forfeitures transferred
   out (in)...............................          5             12             6             1             --           --
                                              -------        -------       -------       -------        -------      -------
     Total deductions.....................         37            161            86            16           (924)       5,144
                                              -------        -------       -------       -------        -------      -------

Net interfund transfers...................      1,502          4,187         2,196           176             --           --
                                              -------        -------       -------       -------        -------      -------

Increase (decrease) in net assets
     available for Plan benefits..........      2,156          6,175         3,320           516          1,214       24,273
Net assets available for Plan benefits at:
   Beginning of year......................         46            237            90            47          2,684       68,388
                                              -------        -------       -------       -------        -------      -------
   End of year............................    $ 2,202        $ 6,412       $ 3,410       $   563        $ 3,898      $92,661
                                              =======        =======       =======       =======        =======      =======

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (CONTINUED)



         Changes in net assets available for Plan benefits by fund (in thousands):


                                                                            Year ended June 30, 1995
                                             -------------------------------------------------------------------------------------
                                                         Disci-                                                Western      Inter-
                                                         plined      Blue                  Fixed    Stable      Digital   national
                                              Puritan    Equity      Chip    Magellan   Interest     Value       Common      Stock
                                                 Fund      Fund      Fund        Fund       Fund      Fund   Stock Fund       Fund
                                             --------    ------     -----    --------   --------   -------   ----------   --------
Additions to net assets:
  Participants' contributions..............  $ 2,064     $    3     $  18    $  2,655   $  2,098   $   371     $    849   $      6
  Employer's contributions.................      568          1         5         725        577       113          239          2
  Employer's profit sharing
    contribution...........................    1,072         16        75       1,481         --     2,266          554         29
  Interest and dividend income.............      669         --        --          77        817        90            3         --
  Realized/unrealized gain.................      515         --        --       4,441         --        --        2,371         --
                                             -------     ------     -----    --------   --------   -------     --------   --------
     Total additions.......................    4,888         20        98       9,379      3,492     2,840        4,016         37
                                             -------     ------     -----    --------   --------   -------     --------   --------

Deductions from net assets:
  Participant distributions paid...........      502         --        --         827      1,116         3          594         --
  Net forfeitures transferred
   out (in)................................        6         (1)       (3)         19         --        (4)          (5)        (1)
                                             -------     ------     -----    --------   --------   -------     --------   --------
     Total deductions......................      508         (1)       (3)        846      1,116        (1)         589         (1)
                                             -------     ------     -----    --------   --------   -------     --------   --------

Net interfund transfers....................     (891)        --        --      (1,278)   (14,891)   17,996         (276)        --
                                             -------     ------     -----    --------   --------   -------     --------   --------

Increase (decrease) in net assets
     available for Plan benefits...........    3,489         21       101       7,255    (12,515)   20,837        3,151         38

Net assets available for Plan benefits at:
   Beginning of year.......................    9,514         --        --      14,584     12,515        --        6,294         --
                                             -------     ------     -----    --------   --------   -------     --------   --------
   End of year.............................  $13,003     $   21     $ 101    $ 21,839   $     --   $20,837     $  9,445   $     38
                                             =======     ======     =====    ========   ========   =======     ========   ========


                                                                         Year ended June 30, 1995 (continued)
                                            ----------------------------------------------------------------------------------
                                                                                       Western
                                            Small-Cap   Science &   Equity  Spectrum   Digital
                                                Value  Technology   Income    Income      Bond  Participant     Main     Total
                                                 Fund        Fund     Fund      Fund      Fund        Loans     Fund      Plan
                                            ---------  ----------   ------  --------   -------  -----------  -------   -------
Additions to net assets:
  Participants' contributions...............  $     7     $    42   $   15   $     7   $    62      $    --  $    --   $ 8,197
  Employer's contributions..................        2          12        5         2        12           --       --     2,263
  Employer's profit sharing
    contribution............................       36         176       68        37        --           --       --     5,810
  Interest and dividend income..............       --          --       --        --        37          131      (24)    1,800
  Realized/unrealized gain..................       --          --       --        --        69           --       --     7,396
                                              -------     -------   ------   -------   -------      -------  -------   -------
     Total additions........................       45         230       88        46       180          131      (24)   25,466
                                              -------     -------   ------   -------   -------      -------  -------   -------
Deductions from net assets:
  Participant distributions paid............       --          --       --        --        51           26        4     3,123
  Net forfeitures transferred
   out (in).................................       (1)         (7)      (2)       (1)       --           --       --        --
                                              -------     -------   ------   -------   -------      -------  -------   -------
     Total deductions.......................       (1)         (7)      (2)       (1)       51           26        4     3,123
                                              -------     -------   ------   -------   -------      -------  -------   -------

Net interfund transfers.....................       --          --       --        --    (1,162)         515      (13)       --
                                              -------     -------   ------   -------   -------      -------  -------   -------

Increase (decrease) in net assets
     available for Plan benefits............       46         237       90        47    (1,033)         620      (41)   22,343

Net assets available for Plan benefits at:
   Beginning of year........................       --          --       --        --     1,033        2,064       41    46,045
                                              -------     -------   ------   -------   -------      -------  -------   -------
   End of year..............................  $    46     $   237   $   90   $    47   $    --      $ 2,684  $    --   $68,388
                                              =======     =======   ======   =======   =======      =======  =======   =======

                                                                      SCHEDULE I

           WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

           ITEM 27A -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 1996
                                 (IN THOUSANDS)


Identity of Issuer, Borrower,   Description of Investment,                                      Current
Lessor or Similar Party         Including Collateral or Par Value                       Cost      Value
-----------------------------   ---------------------------------                    -------    -------
Fidelity Retirement Services    759 shares Fidelity Puritan Mutual Fund              $12,432    $13,421

Fidelity Retirement Services    69 shares Fidelity Blue Chip Mutual Fund               2,192      2,227

Fidelity Retirement Services    306 shares Fidelity Magellan Mutual Fund              24,237     22,910

*T. Rowe Price Trust            34 shares T. Rowe Price Disciplined
 Company                         Equity Mutual Fund                                      752        754

*T. Rowe Price Trust            18,788 shares T. Rowe Price Stable
 Company                         Value Mutual Fund                                    18,788     18,788

*T. Rowe Price Trust            99 shares T. Rowe Price International
 Company                         Stock Mutual Fund                                     1,245      1,324

*T. Rowe Price Trust            110 shares T. Rowe Price Small-Cap
 Company                         Value Mutual Fund                                     1,909      2,040

*T. Rowe Price Trust            192 shares T. Rowe Price Science
 Company                         & Technology Mutual Fund                              5,969      5,907

*T. Rowe Price Trust            151 shares T. Rowe Price Equity
 Company                         Income Mutual Fund                                    2,966      3,190

*T. Rowe Price Trust            44 shares T. Rowe Price Spectrum
 Company                         Income Mutual Fund                                      488        485

*Western Digital Corporation    478 shares common stock; $.10 par value                6,359     12,484

*Western Digital Corporation    Participant Loans                                      3,898      3,898
                                                                                     -------    -------
                                                                                     $81,235    $87,428
                                                                                     =======    =======

* These entities are considered "parties in interest" under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 because they either provide services to the Plan or are an employer whose employees are covered by the Plan.


                 See accompanying independent auditors' report.

                                                                     SCHEDULE II

          WESTERN DIGITAL CORPORATION SAVINGS AND PROFIT SHARING PLAN

                ITEM 27D -- SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1996

                                                                                                             Current
                                                                                   Expense                  Value of
                                                                                  Incurred                  Asset on
Identity of                                      Purchase   Selling     Lease         with        Cost   Transaction      Net
Party Involved        Description of Asset          Price     Price    Rental  Transaction    of Asset          Date     Gain
--------------        --------------------       --------   -------    ------  -----------    --------   -----------    -----

Series of Transactions in Excess of 5% of Current Value of the Plan's Assets (in thousands):

Fidelity Retirement   Fidelity Puritan Mutual
Services              Fund                        $ 4,132        --        --           --     $ 4,132       $ 4,132       --

Fidelity Retirement   Fidelity Puritan Mutual
Services              Fund                             --     3,408        --           --       3,244         3,408      164

Fidelity Retirement   Fidelity Magellan Mutual
Services              Fund                         10,105        --        --           --      10,105        10,100        5

Fidelity Retirement   Fidelity Magellan Mutual
Services              Fund                             --     4,748        --           --       4,409         4,748      339

Western Digital
Corporation           Common Stock                  5,873        --        --           --       5,873         5,857       16

Western Digital
Corporation           Common Stock                     --     7,093        --           --       4,607         7,093    2,486

T. Rowe Price         T. Rowe Price
Trust                 Stable Value
Company               Mutual Fund                   9,068        --        --           --       9,068         9,068       --

T. Rowe Price         T. Rowe Price
Trust                 Stable Value
Company               Mutual Fund                      --     8,364        --           --       8,364         8,364       --

T. Rowe Price         T. Rowe Price
Trust                 Science & Technology
Company               Mutual Fund                   6,741        --        --           --       6,741         6,741       --

T. Rowe Price         T. Rowe Price
Trust                 Science & Technology
Company               Mutual Fund                      --       809        --           --         764           809       45

T. Rowe Price         T. Rowe Price
Trust                 Equity Income
Company               Mutual Fund                   3,324        --        --           --       3,324         3,324       --

T. Rowe Price         T. Rowe Price
Trust                 Equity Income
Company               Mutual Fund                      --       378        --           --         365           378       13



Transactions in Excess of 5% of Current Value of the Plan's Assets:

None


                 See accompanying independent auditors' report.

                           WESTERN DIGITAL CORPORATION
                         SAVINGS AND PROFIT SHARING PLAN

                                INDEX TO EXHIBITS


                                                                Sequentially
Exhibit             Description                                 Numbered Page
-------             -----------                                 -------------
  23.               Consent of Independent Auditors                   21